Exhibit 99.1
TELESAT ORDERS STATE-OF-THE-ART SATELLITE
TO REPLACE TELSTAR 14
New Telstar 14R/ Estrela do Sul 2 satellite to be operational in 2011
OTTAWA, CANADA, July 16, 2009 — Telesat, the world’s fourth largest fixed satellite services operator, announced today its decision to procure a replacement for Telstar 14/Estrela do Sul at its current 63 degrees West orbital location. The new high powered Ku-band satellite will be known as Telstar 14R in most service regions and Estrela do Sul 2 in Brazil, and will have 58 transponder equivalents (36 MHz). Telesat anticipates the new satellite will be operational in the second half of 2011 — in time to assure continuity of service for customers of Telstar 14/ Estrela do Sul.
Telesat has selected Space Systems/Loral (SS/L), the leading provider of commercial satellites, as the manufacturer for Telstar 14R and International Launch Services for the satellite’s launch into geostationary orbit.
“I am very pleased to announce our decision to replace Telstar 14, a satellite with a strong customer base operating from a highly desirable orbital location for service throughout the Americas and Atlantic Ocean Region,” said Dan Goldberg, President and CEO of Telesat. “Telstar 14R, a state-of-the-art satellite, will offer customers a range of important advantages relative to Telstar 14, including significant additional capacity, improved geographic coverage and higher power. Like the Telstar 11N satellite that we launched earlier this year, Telstar 14R will be an important addition to Telesat’s international fleet and underscores our strong commitment to our customers and the regions it will serve.”
Telstar 14R will have five coverage beams: Brazil, the Continental United States (including the Gulf of Mexico and northern Caribbean), the Southern Cone of South America, the Andean region (including Central America and southern Caribbean), and the North and Mid-Atlantic Ocean. The satellite’s Atlantic beam will expand on the coverage of the Atlantic Ocean Region capacity of both Telstar 14 and Telstar 11N, and secure Telesat’s position as a leader in mobile broadband for maritime and aeronautical customers operating in the Atlantic.

SS/L will be the prime contractor for Telstar 14R, designing and building the satellite and supplying its payload. Telstar 14R will utilize the proven SS/L1300 platform, will have a 15 year mission life, and a launch mass of approximately 5000 kg. Total spacecraft power will be approximately 11 kilowatts. An important advantage of the satellite’s design is that Telesat will have the capability to switch amplifiers to different regions resulting in flexibility to match satellite capacity to market need.
Telstar 14R will launch on an ILS Proton Breeze M rocket built by Russia’s Khrunichev State Research and Production Space Center.
About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth-largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat has a global state-of-the-art fleet of 11 satellites with two additional satellites under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).
Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009. Readers are specifically referred to that document, as well as Telesat’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exclusive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Telesat disclaims any obligation or undertaking to update or revise the information herein.
For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)